Exhibit 99.1

Psyence BioMed Expands Australian Clinical Site Network to Five Sites, Advancing NPX-5–Supported Clinical Activities

Expansion supports accelerated enrollment and advancement of the Company’s lead clinical asset

NEW YORK – April 8, 2026 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a biopharmaceutical company advancing nature-derived psilocybin and ibogaine therapies for unmet mental health needs, today announced the expansion of its clinical site network in Australia from three to five sites supporting its ongoing clinical activities.

The expansion includes the addition of Ramsay Health Care and NeuroCentrix, which enhances the Company’s clinical network with experienced hospital and specialist research partners. The Company believes that their inclusion strengthens the Company’s clinical program and enhances its ability to support ongoing clinical activities with high-quality, experienced site partners.

The ongoing Phase IIb clinical trial, conducted by Southern Star Research, is evaluating natural psilocybin for the treatment of Adjustment Disorder in patients with cancer in a palliative care setting. The study is currently operating across three established sites: Empax Centre in Perth, the Mind Medicine Australia Clinic in Melbourne, and Paratus Clinical Research in Melbourne, where initial patient dosing began in late 2025.

Building on this foundation, the addition of Ramsay Health Care and NeuroCentrix expands the program to five sites, which is expected to strengthen recruitment, accelerate enrollment, and advance an ongoing, multi-site Phase IIb natural psilocybin trial in a palliative oncology population.

In support of this clinical activity, Psyence BioMed is supplying its fully GMP-compliant, pharmaceutical-grade psilocybin product, NPX-5 (1mg and 5mg capsules), manufactured at PsyLabs’ GMP-controlled production facility; a private company and asset in which the Company has made strategic investments.  This supply underpins the continued advancement of NPX-5, Psyence BioMed’s lead clinical  drug candidate, and positions the Company to accelerate patient enrollment, broaden geographic reach, and improve operational efficiency across study sites.

“This expansion marks an important step forward in scaling the clinical infrastructure required to advance NPX-5 and support ongoing patient dosing,” said Jody Aufrichtig, CEO of Psyence BioMed. “By adding high-quality clinical partners such as Ramsay Health Care and NeuroCentrix, we are strengthening our ability to execute efficiently, accelerate enrollment, and generate meaningful clinical data. As patients continue to be dosed with NPX-5, our focus remains on advancing the program through a disciplined, regulatory-aligned pathway.”

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include, without limitation, statements regarding the expected benefits of the expansion of the Company’s clinical site network from three to five sites in Australia, including the anticipated impact on patient recruitment, enrollment timelines, geographic reach, and operational efficiency; the continued progress, timing, and execution of the Company’s ongoing Phase IIb clinical trial evaluating natural psilocybin for the treatment of Adjustment Disorder in patients with cancer in a palliative care setting; the ability of newly added site partners, including Ramsay Health Care and NeuroCentrix, to support clinical trial activities; the Company’s ability to supply GMP-compliant psilocybin product (NPX-5) for use in the trial; and the potential for the trial to generate meaningful clinical data. These statements are based on current assumptions and expectations, including assumptions that the addition of new clinical sites will improve recruitment and enrollment rates, that patient dosing and enrollment will continue as anticipated, that the Company will maintain sufficient product supply and manufacturing capabilities, that site partners will perform as expected, and that the Company will obtain and maintain all necessary regulatory and other approvals required to conduct the trial. These assumptions may prove incorrect. There are numerous risks and uncertainties that may cause actual results or performance to differ materially from those expressed or implied by these forward-looking statements, including risks related to delays in site activation, patient recruitment or enrollment, variability in clinical trial outcomes, supply chain or manufacturing disruptions, and the Company’s ability to execute its clinical development strategy.

These risks and uncertainties include, among others: (i) the Company’s ability to maintain compliance with Nasdaq’s continued listing standards; (ii) potential volatility in the Company’s share price; (iii) changes in the regulatory, competitive, and economic landscape; and (iv) risks associated with the Company’s development plans and clinical trials. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-298285) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.